GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW
600 MADISON AVENUE 14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
http://www.golawintl.com

September 30, 2008

Mr. Mark P. Shuman
Mr. Michael F. Johnson
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	HXT Holdings, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed on November 12, 2007
File No.: 333-146796

Dear Mr. Shuman and Mr. Johnson:

Reference is made to your comment letter, dated December 11, 2007, to our client, HXT Holdings, Inc. (the “Company”), relating to the amended registration statement referred to above (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our responses thereto:

1. You are required to identify on the first page of the registration statement the name, address and telephone number of your agent for service. See Form SB-2 and amend your registration statement accordingly.

Reply: We have added the requested information to the first page of the amended registration statement we are filing with the SEC on the date of this letter.

2. Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

Reply: We have updated the financial statements in accordance with Item 310(g) of Regulation S-B.

3. It appears that Yuan Qing Li and Shenzhen, PRC will receive control securities after the distribution. As you may be aware, absent registration under the Securities Act, affiliates must sell these securities under Rule 144 or another appropriate exemption. Please provide us with an indication of how you intend to ensure that any resales conducted by these shareholders will be effected in compliance with the Securities Act. Also confirm that these two holders will be the only known beneficial holders of 5% or more of the voting securities of HXT Holdings.

Reply: We have corrected the table to indicate that Mr. Yang Kuidong and Warner Technology & Investment Corp. (“Warner”) will each receive control securities in the distribution, and to indicate that in addition to Mr. Yang and Warner, Mr. Yuan Qing Li, CEO of the Company, will also be a beneficial holder of 5% or more of the voting securities of the Company immediately after the distribution. We confirm that Mr. Yang, Warner, and Mr. Li will be the only known beneficial holders of 5% or more of the voting securities of the Company immediately after the distribution. We intend to ensure that any resales conducted by these shareholders will be effected in compliance with the Securities Act in the following ways:

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Restrictive Legend on Stock Certificate. The stock held by these shareholders will be represented by stock certificates bearing restrictive legends indicating that absent registration under the Securities Act, the holders may only sell the stock under Rule 144 or another appropriate exemption. All resales of our stock require the delivery of the relevant certificates to the Company’s transfer agent, who must issue a new certificate in the name of the purchaser in order to effect the sale. Pursuant to the Company’s instructions to the transfer agent, the transfer agent must go through a multi-step process to ensure that the resale is permissible under relevant law and SEC rules and that the stock certificate will be issued in proper form, including bearing any appropriate restrictive legend, before issuing a new certificate. The steps in this multi-step process include the transfer agent’s doing the following: (1) examining the pre-resale stock certificate to confirm its genuineness and to gain an initial understanding of the circumstances of the proposed resale; (2) in the absence of registration, examining a letter from the seller containing representations indicating that the resale is eligible for exemption from registration under Rule 144 or another appropriate exemption; (3) in the absence of registration, examining a letter from the seller’s broker containing representations indicating that the resale will be executed in such a way as to be eligible for exemption from registration under Rule 144 or another appropriate exemption; and (4) examining a letter from counsel indicating counsel’s opinion that the resale is eligible for resale either under an exemption from registration under Rule 144 or another appropriate exemption or under an appropriate registration statement, and indicating what restrictive legend, if any, must appear on the new certificate representing the resold stock.

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Instruction to shareholders. These shareholders have been instructed that their stock is restricted and may not be resold, absent registration, except under Rule 144 or another appropriate exemption to the registration requirements of Section 5 of the Securities Act.

4. The table that you provide on page 16 is difficult to understand. Although American Wenshen beneficially owns 100% of HST Holdings, you attempt to provide disclosure relating to “other beneficial owners,” as that term is used in footnote (1), by utilizing ownership calculations based on different classes of American Wenshen stock. The disclosure in this filing should present the beneficial ownership of HXT Holdings, Inc. in a clear and concise fashion. To the extent you wish to include other information relating to the ownership of American Wenshen, we suggest you present that information in a separate table.

Reply: We have modified the table in accordance with your comment.

5. Please clarify how Shenzen, PRC will obtain the interests identified in columns (d) and (e) of the table. Also, please disclose the natural person or persons who will exercise sole or shared voting and dispositive powers over the HXT shares to be received by Shenzen in the distribution.

Reply: We have revised the table to clarify that Shenzhen, PRC is named in the table only as part of the address of some of the beneficial holders and that it will not obtain any interests in the distribution.

* * *

On behalf of the Company, we hereby request acceleration of effectiveness of the Registration Statement. In accordance with your request, on behalf of the Company we represent as follows:

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the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Buchholtz
Guzov Ofsink, LLC